UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 10, 2022 (May 9, 2022)

DYNAMICS SPECIAL PURPOSE CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40440	86-2437900
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

2875 El Camino Real

Redwood City, CA 94061

(Address of principal executive offices)

(408) 212-0200

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	DYNS	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously disclosed, Dynamics Special Purpose Corp., a Delaware corporation (the “Company”), entered into a Business Combination Agreement (as amended on February 12, 2022 and as it may be amended and/or restated further from time to time, the “Business Combination Agreement”), dated December 19, 2021, by and among the Company, Explore Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Senti Biosciences, Inc., a Delaware corporation (“Senti”), pursuant to which Merger Sub will merge with and into Senti (the “Merger”), with Senti surviving as a wholly-owned subsidiary of the Company. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Amendment to Non-Redemption Agreements

On May 9, 2022, the Company entered into amendments (the “NRA Amendments”) to the Non-Redemption Agreements (as they may be amended and/or restated from time to time, the “Non-Redemption Agreements”), dated December 19, 2021, by and among Dynamics Sponsor LLC, a Delaware limited liability company (the “Sponsor”), the Company and each of the funds and accounts managed by Morgan Stanley Investment Management Inc., T. Rowe Price Associates, Inc., The Invus Group, LLC and ARK Investment Management LLC (each, an “Investor”, and collectively, the “Investors”), with the Sponsor and each of the Investors.

Prior to the Company’s entry into the NRA Amendments, under the Non-Redemption Agreements, each Investor agreed for the benefit of the Company (a) to not redeem the shares of Class A Common Stock beneficially owned by it, or any other shares, capital stock or other equity interests, as applicable, of the Company (the “Investor Shares”), which it held on the date of the Non-Redemption Agreement, and (b) to not, among other things, sell, encumber or otherwise transfer such Investor Shares other than in connection with non-discretionary ETF or mutual fund pro rata rebalancing transfers. In connection with these commitments from the Investors, the Sponsor agreed to forfeit 965,728 shares of the Company’s Class B Common Stock (the “Sponsor Shares”) that it holds and the Company agreed to cancel such Sponsor Shares and concurrently issue to the Investors an equivalent number of shares of the Company’s Class A Common Stock, in each case, at or promptly following the consummation of the Merger. The Sponsor Shares to be forfeited by the Sponsor were equivalent to approximately 11.111% of the Investor Shares.

The NRA Amendments amend each of the Non-Redemption Agreements such that the Sponsor agrees to forfeit (and the Company will cancel upon consummation of the Merger) such number of Sponsor Shares as is equal to 11.111% of the number of Investor Shares held by each applicable Investor at the time the Merger is consummated, as opposed to the number of Investor Shares held by each Investor when the Non-Redemption Agreement was signed. Pursuant to the NRA Amendments, the number of shares of Class A Common Stock which each Investor is entitled to be issued by the Company in connection with such forfeiture and cancellation has also been amended commensurately to reflect the number of shares of the Company’s Class B Common Stock to be forfeited by the Sponsor and cancelled by the Company.

Neither the Sponsor, the Company nor any Investor, either by the terms of the Non-Redemption Agreements (as amended by the NRA Amendments) or at any time in the future, are to be considered a “group” within the meaning of the Securities Exchange Act of 1934, as amended.

Other than as modified pursuant to the NRA Amendments, the Non-Redemption Agreements remain in full force and effect. The foregoing descriptions of the NRA Amendments and the Non-Redemption Agreements do not purport to be complete and are qualified in their entirety by reference to, respectively, the full text of the NRA Amendment, which is filed as Exhibit 10.1 hereto and incorporated herein by reference, and the Non-Redemption Agreements, the form of which was filed as Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC by the Company on December 20, 2021, which is incorporated herein by reference.

Forward-Looking Statements

This Current Report contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Current Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this Current Report (including in documents incorporated into this Current Report by reference) may include, but are not limited to, statements regarding the proposed Merger, including the timing and structure of the Merger, the proceeds of the Merger, the initial market capitalization of the combined company following the Closing and the benefits of the Merger, as well as statements about the potential attributes and benefits of Senti’s product candidates and the format and timing of Senti’s product development activities and clinical trials. We cannot assure you that the forward-looking statements in this Current Report will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the Merger due to the failure to obtain approval from the Company’s stockholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the Merger, the outcome of any legal proceedings that may be instituted against the Company or Senti following announcement of the proposed Merger and related transactions, the impact of COVID-19 on Senti’s business and/or the ability of the parties to complete the Merger, the ability to obtain or maintain the listing of the Company’s Class A Common Stock on Nasdaq following the proposed Merger, costs related to the proposed Merger, changes in applicable laws or regulations, the possibility that the Company or Senti may be adversely affected by other economic, business, and/or competitive factors and other risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form S-4 (the “Registration Statement”) filed by the Company with the SEC on February 14, 2022, as amended on April 1, 2022, April 22, 2022, and May 10, 2022, and those included under the heading “Risk Factors” in the final prospectus of the Company related to its initial public offering. Most of these factors are outside the Company’s and Senti’s control and are difficult to predict. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. The forward-looking statements in this Current Report represent our views as of the date of this Current Report. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report.

Additional Information About the Proposed Merger and Where To Find It

In connection with the proposed Merger, the Company filed the Registration Statement with the SEC on February 14, 2022, as amended on April 1, 2022, April 22, 2022, and May 10, 2022, which includes a definitive proxy statement / prospectus that will be mailed to the Company’s shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement / prospectus contained therein, when it is declared effective by the SEC, will contain important information about the Company, Senti and the proposed Merger and the other matters to be voted upon at a meeting of the Company’s shareholders to be held to approve the proposed Merger and other matters, and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Shareholders of the Company may obtain a copy of the definitive proxy statement / prospectus once available, as well as other documents filed with the SEC regarding the proposed Merger and other documents filed with the SEC by the Company, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 2875 El Camino Real, Redwood City, CA 94061.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

The Company and Senti, and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from the Company’s shareholders in connection with the proposed Merger. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of the Company’s shareholders in connection with the proposed Merger will be set forth in the Company’s proxy statement / prospectus in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when they become available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

•	(d) Exhibits

Exhibit No.	Description

10.1	Form of Amendment No. 1 to Non-Redemption Agreement, dated as of May 9, 2022, by and among Dynamics Sponsor LLC, Dynamics Special Purpose Corp. and the undersigned investor.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 10, 2022

DYNAMICS SPECIAL PURPOSE CORP.

By:	/s/ Mostafa Ronaghi
Name:	Mostafa Ronaghi
Title:	Chief Executive Officer

Exhibit 10.1

Execution version

AMENDMENT NO. 1 TO NON-REDEMPTION AGREEMENT

THIS AMENDMENT NO. 1 TO NON-REDEMPTION AGREEMENT (this “Amendment”), dated as of May     , 2022, is made by and among Dynamics Sponsor LLC, a Delaware limited liability company (the “Sponsor”), Dynamics Special Purpose Corp., a Delaware corporation (“DYNS”) and the undersigned investor (the “Investor”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Non-Redemption Agreement (as defined below).

RECITALS

WHEREAS, the Sponsor, DYNS and the Investor are parties to that certain non-redemption agreement dated as of December 19, 2021 (the “Non-Redemption Agreement”).

WHEREAS, pursuant to Section 4.09 of the Non-Redemption Agreement, the Non-Redemption Agreement may be amended by written agreement executed by the Sponsor, DYNS and the Investor, and each of the parties hereto agrees to amend the Non-Redemption Agreement as described below.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE 1

AMENDMENTS

Section 1.01.    Subject to and effective as of the date that all Other Investors’ Other Non-Redemption Agreements (as each of those terms is defined in Section 2.03) are amended, as described in Section 2.03, the fourth recital of the Non-Redemption Agreement is hereby amended and restated in its entirety to read as follows:

“WHEREAS, in consideration of the Investor’s commitment to, among other things, not redeem the Investor Shares, and subject to the conditions set forth herein, the Sponsor agrees to forfeit such number of Sponsor Shares, rounded down to the nearest whole Sponsor Share, as is equal to the number of Investor Shares held by the Investor as at the time the Merger is consummated multiplied by 11.111% (the “Forfeited Sponsor Shares”) for no additional consideration other than the commitments and undertakings of the Investor made to DYNS herein, and DYNS agrees to (x) cancel the Forfeited Sponsor Shares for no additional consideration other than the commitments and undertakings of the Investor made to DYNS herein, and (y) issue to the Investor such number of shares of fully paid, non-assessable DYNS Class A common stock as is equal to the number of Forfeited Sponsor Shares (the “New Investor Shares”), in each case, on or promptly following the consummation of the Merger at Closing.”

ARTICLE 2, 4.05

MISCELLANEOUS

Section 2.01.    Effectiveness. The parties hereto hereby agree that, except as specifically provided in this Amendment, the Non-Redemption Agreement shall remain in full force and effect without any other amendments or modifications.

Section 2.02.    Application of Non-Redemption Agreement Provisions. The provisions of Sections 4.02 to 4.05 and 4.07 to 4.13 (in each case, inclusive) of the Non-Redemption Agreement are hereby incorporated into this Amendment by reference and shall be applicable to this Amendment, mutatis mutandis, for all purposes.

Section 2.03.    Acknowledgement. The Investor acknowledges and agrees that (a) DYNS and the Sponsor entered into non-redemption agreements (the “Other Non-Redemption Agreements”) with other investors (the “Other Investors”) concurrently with the execution of the Non-Redemption Agreement, (b) the Other Investors will enter into an amendment to the Other Non-Redemption Agreements, on or about the date hereof, in the same form as this Amendment, and (c) such other amendments referred to in clause (b) will not entitle the Investor to any further or amended rights in respect of the New Investor Shares that may be issued to it under the Non-Redemption Agreement (as amended pursuant to this Amendment). Notwithstanding the foregoing, if DYNS or the Sponsor enter into any amendments to the Other Non-Redemption Agreements that are not on the same terms as this Amendment, then the provisions of Section 2.02 of the Non-Redemption Agreement shall apply to any such amendments or other grant of rights to any Other Investor that are more favorable to such Other Investor than the rights set forth in the Non-Redemption Agreement (as amended pursuant to this Amendment).

[Signature Page Follows]

2

IN WITNESS WHEREOF, the parties hereto have each caused this Amendment to be duly executed on their behalf as of the date first written above.

SPONSOR DYNAMICS SPONSOR LLC

By:
Name:
Title:

DYNS DYNAMICS SPECIAL PURPOSE CORP.

By:
Name:
Title:

INVESTOR [Name]

By:
Name:	[●]
Title:	[●]

[Signature Page to Amendment No. 1 to Non-Redemption Agreement]